Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-183214

September 24, 2013

Marsh & McLennan Companies, Inc.

$250,000,000     2.55% SENIOR NOTES DUE 2018

$250,000,000     4.05% SENIOR NOTES DUE 2023

Issuer:	Marsh & McLennan Companies, Inc.

Expected Ratings / Outlook*:	Baa2 (Positive) / BBB (Positive)

Securities:	2.55% Senior Notes due 2018 (the “2018 Notes”) 4.05% Senior Notes due 2023 (the “2023 Notes”)

Legal Format:	SEC Registered

Trade Date:	September 24, 2013

Settlement Date:	September 27, 2013 (T+3)

Maturity Date:	October 15, 2018 for the 2018 Notes; and October 15, 2023 for the 2023 Notes

Principal Amount:	$250,000,000 of the 2018 Notes; and $250,000,000 of the 2023 Notes

Price to Public:	99.947% of Principal Amount for the 2018 Notes; and 99.606% of Principal Amount for the 2023 Notes

Net Proceeds to Issuer (before offering expenses):	$248,367,500 for the 2018 Notes; and $247,390,000 for the 2023 Notes

Spread to Treasury Benchmark:	+115 basis points for the 2018 Notes; and +145 basis points for the 2023 Notes

Treasury Benchmark:	1.500% due August 31, 2018 for the 2018 Notes; and 2.500% due August 15, 2023 for the 2023 Notes

Treasury Yield:	1.411% for the 2018 Notes; and 2.648% for the 2023 Notes

Re-Offer Yield:	2.561% for the 2018 Notes; and 4.098% for the 2023 Notes

Coupon:	2.55% for the 2018 Notes; and 4.05% for the 2023 Notes

Interest Payment Dates:	Semi-annually on April 15 and October 15 of each year, commencing on April 15, 2014 (long first coupon).

Use of Proceeds	The net proceeds of this note offering will be used for general corporate purposes, which will include the redemption of $250,000,000 of the outstanding principal amount of the Issuer’s existing 5.75% Senior Notes due 2015.

Optional Redemption:

The notes will be redeemable, in whole at any time or in part from time to time, at the Issuer’s option.

If the 2018 Notes are redeemed prior to September 15, 2018 (the date that is one month prior to the stated maturity date for the 2018 Notes), the redemption price for the notes to be redeemed will equal the greater of the following amounts, plus accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 20 basis points. If the 2018 Notes are redeemed on or after September 15, 2018, the redemption price for the notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date.

If the 2023 Notes are redeemed prior to July 15, 2023 (the date that is three months prior to the stated maturity date for the 2023 Notes), the redemption price for the notes to be redeemed will equal the greater of the following amounts, plus accrued and unpaid interest thereon to but excluding the redemption date: (i) 100% of the principal amount of notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 25 basis points. If the 2023 Notes are redeemed on or after July 15, 2023, the redemption price for the notes to be redeemed will equal 100% of the principal amount of such notes plus accrued and unpaid interest thereon to but excluding the redemption date.

CUSIP / ISIN:	571748 AT9 / US571748AT95 for the 2018 Notes; and 571748 AU6 / US571748AU68 for the 2023 Notes

Joint Book-Running Managers:	Goldman, Sachs & Co. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc.

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus and a related preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus and prospectus supplement if you request it by contacting Goldman, Sachs & Co. toll-free at 1-866-471-2526, HSBC Securities (USA) Inc. toll free at 1-866-811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.